Exhibit 99.1
JOINT FILER INFORMATION

NAME:	Frost Gamma Investments Trust

ADDRESS:	4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	Continucare Corporation (CNU)

Date of Event Requiring Statement:	October 4, 2011
FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Phillip Frost, M.D., Trustee